FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Same-store sales increase 5.7%

São Paulo, Brazil, June 14, 2007. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its sales performance for May 2007 (not audited and preliminary). The information presented below was calculated based on consolidated numbers and expressed in Real, in accordance with applicable Brazilian Corporate Law.

     In May, gross sales totaled R$ 1,367.0 million, an increase of 7.4% compared to 2006. Net sales rose to R$ 1,152.9 million, up 8.1% in relation to the same period a year ago.

     Sales growth in the month under the concept of same-store sales was 5.7% (gross sales) and 6.5% (net sales), continuing the growth trend observed since the start of the year. Moreover, customer traffic increased by 2.8% in relation to May 2006, as was also the case of the average ticket, which posted a similar growth rate in the month.

     Among the company’s different formats the highlight in the month was the performance posted by the supermarkets: (i) CompreBem and Pão de Açúcar registered sales growth above the average for the company; and (ii) Sendas posted a performance in line with the growth of the Group in both average ticket and customer traffic.

     Same-store sales of non-food products rose by 4.2%, despite the significant price deflation observed in video products (mainly televisions), mobile phones and computer equipment. Growth in this category also suffered the impact from a strong comparison base in 2006, due to the World Cup event.

     Food products, which were positively influenced by the performance of the perishable category, posted same-store sales growth of 6.2% .

Gross Sales Performance (nominal terms)

GRUPO PÃO DE AÇÚCAR

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
Daniela Sabbag
Investor Relations
Phone: (55 11) 3886-0421
Fax: (5511) 3884-2677
e-mail: cbd.ri@paodeacucar.com.br
website: www.cbd-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.